LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Attorneys at Law
5335 WISCONSIN AVENUE, N.W., SUITE 400
Washington, D.C. 20015
TELEPHONE (202) 274-2000
Facsimile (202) 362-2902
www.luselaw.com

writer’s direct dial number (202) 274-2008	writer’s e-mail aschick@luselaw.com
June 19, 2006
Via EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy Services Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-133111
Filed on May 16, 2006
Dear Mr. Reynolds:
     We are in receipt of your letter dated June 12, 2006 providing comments on the referenced filing for Energy Services Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
General.
1.	The prospectus summary states that the company will focus on acquiring an operating business in the energy services business but will consider other businesses, if an opportunity to do so is presented. See also page 32 (same). Elsewhere, however, emphasis is placed on the energy services business. See, e.g., page 30 (“. . . following the offering, we intend on working with our advisors to identify persons with expertise in the energy services sector. Such individuals it is hoped, will assist us in identifying and evaluating acquisition opportunities in the energy services sector”); page 31 (“... we believe that the energy services sector has numerous smaller service providers, making this a desirable sector in which to consolidate businesses, in order to obtain operating efficiencies”). Please review the disclosure for consistency, to ensure that readers do not form an impression that a selected target business will unfailingly be in the energy services business.

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

The Company has clarified its position that its primary objective is to acquire a company in the energy services sector, although it will consider opportunities to acquire a business unrelated to the energy services sector should such an opportunity be presented. See the revised disclosure on pages 21 and 33.
2.	We note that the prospectus does not give a clear outline of the procedures and timetable that the company will follow if it fails to consummate a business combination within the requisite 18/24-month time periods. Please revise the discussion in the business section and generally throughout the prospectus to provide information about the dissolution and liquidation of the trust account as part of the company’s dissolution and liquidation: We note in this regard the statement in revised risk factor nine at page 13 of the prospectus that, “We cannot predict at this time whether we will comply with the procedures set forth in Section 280 through 282 of the Delaware General Corporation Law.” This statement seems to mean that the company has not yet determined whether it will elect to comply with Section 280 or Section 281(b) of the DGCL. If so, please contrast the procedures under the two sections and the potential effect(s) upon stockholders and creditors that would ensue from the company’s selection of the one or the other. Revise the prospectus throughout to refer, where appropriate, to the framework provided by Section 280 and, in the alternative, Section 281(b). As part of the discussion, please address, among other things:
•	how the costs for any dissolution, liquidation and winding up will be paid;

•	how the Board will proceed if the company’s stockholders does not approve its resolution that the company should be dissolved, see Section 275 of the DGCL;

•	the implications of the Investment Company Act of 1940 if the stockholders do not approve dissolution;

•	the effects of valid creditor claims upon distributions from the trust account;

•	the effect upon the funds held in the trust account if the company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it and is not dismissed;

•	stockholders’ potential liability to claims by third parties against the company in the event of distributions received by stockholders in a dissolution; and

•	the insiders’ undertakings to indemnify the company against any third party claims to the extent necessary to ensure that the amount in the trust fund is not reduced by such claims. See Exhibit 10.1, Form of Letter Agreement.
The “Prospectus Summary—Liquidation if no business combination” has been revised on pages 7 and 8, the “Risk Factors—Stockholders may be held liable for claims by third

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

parties against the corporation to the extent of distributions received by them in a dissolution” disclosure has been revised on page 15 and the “Proposed Business—Liquidation if no business combination” has been revised on pages 39 and 40 in response to the Staff’s comments.
3.	Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $57,900,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Energy Services Acquisition Corporation. We may have further comment.

The Staff is directed to “Risk Factors—Our determination of the offering price of our units and of the aggregate amount of proceeds we are raising in this offering was more arbitrary than is typically the case in the pricing of securities and the determination of aggregate proceeds for an operating company in a particular industry” on page 16 that disclose the relevant factors in determining the value of this offering as well as the risk factors associated with the valuation. Such disclosure addresses the Company’s diligence, evaluations, discussions, negotiations and other similar activities undertaken with respect to a business combination transaction, including the period prior to the establishment of Energy Services Acquisition Corp.
Registration Statement—Cover Page
4.	Rule 416 may not cover the adjustments contemplated by the warrants, and an “indeterminate number of shares” cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

The Registration Statement cover page has been revised in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

Prospectus Summary
5.	We note the disclosure that management intends to utilize its contacts and sources to identify potential target acquisition candidates. Disclose whether these contacts and sources have commenced any activities in searching for a target business and whether they are aware of any specific targets.

The Prospectus Summary has been revised on page 1 in response to the Staff’s comment.
6.	Please explain the statement that the initial shareholders have agreed to vote the shares of common stock owned before this offering, as well as any shares of common stock acquired in connection with or following this offering or the private placement, with the majority of the vote by common stock holders. Please explain the reference to the private placement since it consists solely of warrants that are not exercisable until after the business combination. Also, explain section three of the warrant placement agreement.

The Prospectus Summary has been revised on page 6 in response to the Staff’s comment by removing the reference to the private placement. The Staff is directed to the second sentence of the “Prospectus Summary—Public Stockholders Must Approve Business Combination” for an explanation of section three of the warrant placement agreement.
7.	We reissue prior comment 12 of our letter dated May 9, 2006. We note the reference to the contacts and sources that the management team has. Please explain whether any of your sources or contacts has taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether management or any of its affiliates, has been contacted by any potential target businesses.

The Prospectus Summary has been revised on page 1 in response to the Staff’s comment.
8.	We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company’s view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment.

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

The Prospectus Summary has been revised on page 6 in response to the Staff’s comment. Similar disclosure was previously included in the fourth paragraph of “Summary Financial Data” on page 11, “Risk Factors—Under Delaware law, the requirements and restrictions relating to this offering contained in our certificate of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions” on page 13 and “Proposed Business—Effecting a Business Combination” on pages 34 and 35.
9.	We note that the private placement warrants are not placed in the escrow account Please explain the basis for this and when these warrants may be resold.

The “Prospectus Summary—Offering to be Held in Trust” has been revised on pages 5 and 9 to clarify that the private placement warrants will be placed in the trust and that none of the warrants, including those warrants issued in the private placement, may be exercised until after the consummation of a business combination.
10.	Clarify the specific limited exceptions to the transferability of the shares in escrow. Remove the reference to “certain” exceptions, as that term is unclear to investors.

The “Prospectus Summary—Escrow of Management Shares” has been revised on page 9 in response to the Staff’s comment.
Risk Factors, page 10.
10.	Clarify in risk factor three the current base amount that investors may receive. Also, discuss the impact the up to $1.2 million that may be taken from interest will have on the amount public shareholders may receive upon liquidation and dissolution.

The “Risk Factors—If we are unable to complete a business combination and are forced to liquidate and distribute the trust account, our public stockholders may receive less than $6.00 per share upon distribution of the trust account and our warrants will expire worthless” disclosure has been revised on page 12 in response to the Staff’s comment.
11.	Since the company is not limited to the energy services sector, it would appear that risk factor six is not relevant. Also, revise disclosure related to the energy services sector in risk factor 11.

While the Company is not limited to acquiring a business in the energy services sector, it has disclosed that an acquisition in that sector is its primary objective. As such, the Company respectfully requests including the environmental regulation risk factor. The

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

“Risk Factors—Our determination of the offering price of our units and of the aggregate amount of proceeds we are raising in this offering was more arbitrary than is typically the case in the pricing of securities and the determination of aggregate proceeds for an operating company in a particular industry” disclosure has been revised on page 16 in response to the Staff’s comment.
12.	Clarify how the liquidation of the trust will occur in relation to the dissolution of the company. Also, revise the disclosure throughout the prospectus to include the effect that Section 281(b) will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. Discuss in greater detail the risks to investors of creditor and bankruptcy claims. Revise disclosure throughout the prospectus. We may have further comment.

The “Risk Factors—Stockholders may be held liable for claims by third parties against the corporation to the extent of distributions received by them in a dissolution” disclosure has been revised on page 15 in response to the Staff’s comment. Additional disclosure regarding the effect of Section 281(b) will have upon the stockholder’s rights to receive their portion of the trust in the event of liquidation has been added to pages 39 and 40.
13.	Please file a validly executed exhibit 10.1.

The executed Letter Agreement is filed herewith as Exhibit 10.1.
14.	Explain the last sentence of risk factor 13 that converting shareholders, in the event of a business combination, may receive a lower conversion price.

The “Risk Factors—If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation price received by stockholders could be less than $5.79 per share” disclosure has been revised on page 17 in response to the Staff’s comment.
15.	The prospectus states in risk factor thirteen at page 15 that, “We sought to confirm that Mr. Reynolds has sufficient funds to satisfy his obligations by reviewing his ownership in other public and private companies, and based on such review, we believe that Mr. Reynolds has access to sources of liquidity in the event he is required to satisfy those obligations.” This statement seems to imply that Mr. Reynolds’ “sources of liquidity” are his investments in other companies, i.e., non-cash assets. Please clarify.

The “Risk Factors—If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation price received by stockholders could be less than

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

$5.79 per share” disclosure has been revised on page 17 in response to the Staff’s comment.
16.	There is an apparent internal conflict in risk factor sixteen at page 16. The prospectus states, on the one hand, that the role of the company’s key personnel in the target business cannot now be ascertained. It states, on the other hand, that, “The current intent of all of our directors and officers is to remain associated with us following the completion of an acquisition.” The company “anticipate[s] that current management will continue to serve as directors or consultants after any acquisition .... “ Please revise the caption and discussion to focus upon management’s current intention.

The “Risk Factors—Although the intent of our current officers and directors is to remain associated with us following the completion of an acquisition, any such officers or directors may resign upon consummation of a business combination and we will have only limited ability to evaluate the management of the target business” disclosure has been revised on page 18 in response to the Staff’s comment.
17.	Please add disclosure in risk factor sixteen, and in the business and conflicts of interest sections, concerning the circumstances under which management will continue to serve as directors or consultants following a business combination. We note that the prospectus states at page 44 that the company may enter into employment or consulting agreements with the current officers and directors following the completion of a business transaction; but “[s]uch arrangements are not expected to be a term of any business combination agreement.” Risk factor sixteen also states that the compensation of the company’s directors and officers will be reevaluated following an acquisition of a target business. “Any change in compensation will be made in accordance with customary industry practices of the target business acquired.” It appears, however, that management would have to negotiate compensation as part of the transaction if a business combination were structured in such a way that the stockholders of the target company would control the combined company following the transaction. Please explain why the company does not anticipate such a situation. Discuss the potential conflicts of interest.

The “Risk Factors—Although the intent of our current officers and directors is to remain associated with us following the completion of an acquisition, any such officers or directors may resign upon consummation of a business combination and we will have only limited ability to evaluate the management of the target business” disclosure has been revised on pages 18 and 19 in response to the Staff’s comment. Similar revisions have been made to the “Management—Executive Compensation” disclosure on page 47. The Company advised the Staff that it anticipates that any business combination will be

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

structured such that the Company is the surviving entity and that stockholders of the target company would not control the combined company following the transaction.
18.	Please explain the reference to a “partial loss to investors’ initial investment” in risk factor twenty-two.

The “Risk Factors—None of our officers or directors has ever been a principal of, or has ever been affiliated with, a company formed with a business purpose similar to ours. As a result, they may be unable to successfully evaluate the profitability of a target business or complete an acquisition within the time frames required” disclosure has been revised on page 20 in response to the Staff’s comment.
19.	We reissue prior comment 24 of our letter dated May 9, 2006. The subheading to risk factor 19 continues to state that “some of our officers and directors are currently, and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us.” Please reconcile with the disclosure in risk factor 22 that none of your officers and directors have been affiliated with a company formed with a business purpose similar to yours.

The “Risk Factors—Some of our officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented” disclosure has been revised on page 19 in response to the Staff’s comment.
20.	We reissue prior comment 28 of our letter dated May 9, 2006. Please revise risk factor 24 to disclose the number of companies that are currently in the registration process. It appears that this information is relevant to the number of similar companies that will be competing for target businesses.

The “Risk Factors—Companies with similar business plans to ours have had limited success in completing a business transaction. There can be no assurance that we will successfully identify a potential target business, or complete a business combination” disclosure has been revised on page 21 in response to the Staff’s comment. The Company has not disclosed the number of companies currently in the registration process given the changing nature of such information and can not determine the status of such registration statements.
21.	We note the disclosure in risk factor 27 that you may enter into a business transaction with an affiliate of your officers, directors, or initial shareholders. Clearly state all affiliated businesses that may be considered as a business

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

combination. Disclose whether your officers, directors or initial shareholders are aware of any business opportunities, even if no action has been taken by the company in furtherance of such opportunity. Please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? Lastly, revise to clarify that this could result in conflicts of interest, rather than the current disclosure, which indicates it may only result in the appearance of a conflict of interest.

The “Risk Factors—We may enter into a business transaction with an affiliate of our officers, directors or initial shareholders. Such a transaction may create the appearance of a conflict of interest” disclosure has been revised on pages 21 and 22 in response to the Staff’s comment. Similar disclosure has been added to “Management—Conflicts of Interest” on page 47.
Forward Looking Statements, page 21
22.	We reissue prior comment 31 of our letter dated May 9, 2006. Section 27A of the Securities Act, the Safe Harbor for Forward-Looking Statements, does not apply to your company since you are not a reporting company and since the forward looking statement is being made in connection with an offering of securities by a blank check company. See Section 27A(a)(1), (b)(1)(B) and (b)(2)(D). In addition, we continue to note the statement that “we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise” Please explain the basis for this statement in light of the undertakings required by Item 512 of Regulation S-K.

The Company acknowledges that Section 27A of the Securities Act is not applicable but believes that is appropriate to inform investors that the prospectus contains forward-looking statements and the basis of such statements. The “Forward-Looking Statements” disclosure has been revised on page 24 in response to the latter portion of the Staff’s comments.
Use of Proceeds, page 22
23.	We reissue prior comment 37 of our letter dated May 9, 2006. We note the statement that the use of proceeds, as stated in the table on page 23, are estimates only and the actual expenditures may differ substantially from these amounts. Please revise this section to clearly discuss the circumstances that would require management to alter

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

The “Use of Proceeds” disclosure has been revised on page 25 in response to the Staff’s comment.
24.	We reissue prior comment 38 of our letter dated May 9, 2006. Please revise to clarify if the lock-up payment is limited to any specific line item of working capital.

The “Use of Proceeds” disclosure has been revised in the second paragraph on page 26 in response to the Staff’s comment.
25.	We reissue prior comment 40 of our letter dated May 9, 2006. Please reconcile the disclosure in footnote four to the table, indicating that Mr. Reynolds will loan the company $150,000, which will be repaid from working capital (which is entirely from proceeds on the trust). This appears inconsistent with the disclosure on page 24 that the advances will be repaid from the proceeds of this offering. If there are two separate loans, please clearly disclose.

The “Use of Proceeds” disclosure has been revised on pages 25, 26 and 27 in response to the Staff’s comment.
26.	Please explain how you determined that the $1.2 million from interest on the trust will be sufficient to maintain the company for the next 18 to possibly 24 months.

The “Use of Proceeds” disclosure has been revised in footnote one on page 25 in response to the Staff’s comment.
Proposed Business, page 30
27.	Please discuss in greater detail the significant experience of management. Also, explain why management believes that this experience gives the company a competitive advantage in the evaluation of a target company’s “strategic initiatives and long-term operating plans.”

The “Proposed Business” disclosure has been revised on page 34 in response to the Staff’s comment.
28.	Given the fact that the company is not limited to the energy services sector, please remove the first paragraph on page 31.

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

The referenced paragraph has been deleted in response to the Staff’s comment.
29.	In discussing the factors that will be considered in selecting a target business, discuss whether you will focus on underperforming or distressed companies. Please make clear to investors any specific criteria that will be considered in selecting a target business.

The “Proposed Business—Effecting a Business Combination—Selection of a Target Business and Structuring of a Business Combination” has been revised on page 36 in response to the Staff’s comments.
Limited ability to evaluate the target business’ management, page 34.
30.	The prospectus states that, “While it is possible that one or more of our directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination.” Please reconcile this disclosure with the previous statements concerning management’s intention to remain with the combined company.

The “Proposed Business—Effecting a Business Combination—Limited Ability to Evaluate the Target Business’ Management” has been revised on page 37 in response to the Staff’s comments.
Shares eligible for future sale, page 50
31.	Please clearly state the impact the Ken Worm letter has on the private transactions rather than the current disclosure regarding how they would be treated under Rule 144 if the Ken Worm letter did not apply. Please note that the Ken Worn’ letter views these individuals as underwriters and thus regardless of whether at some future point they are no longer affiliates, the position taken in the Ken Worm letter would continue to apply. Please revise the disclosure accordingly.

The “Description of Securities—Shares Eligible for Future Sale” disclosure has been revised on pages 54 and 55 in response to the Staff’s comment.
Financial Statements
Note 2. Proposed Public Offering, page F-8
32.	In response to prior comment 57, you state the volatility of 52.1% is “based on the volatility of a basket of 16 publicly traded companies...” Please clarify whether the

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

estimated volatility of 52.1% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

The Company will provide to the Staff supplementally a schedule listing each representative company, their market capitalization, volatility and the term and interval of the volatility.

The estimated volatility of 52.1% was calculated by averaging the individual expected volatility of the 16 publicly traded companies selected. We have not created an index to calculate the estimated volatility. The most recent volatility for each company disclosed in SEC filings was selected as the best measure of expected future volatility. Summarized below is a schedule listing the representative companies, their market capitalization and their volatility.

Company		Market	Stated
Symbol	Company Name	Capitalization	Volatility
		In millions

BTJ	Bolt Technology Corp.	$73.69	63.0%
WEL	Boots & Coots International Well Control Inc.	$61.85	79.3%
CNR	CanArgo Energy Corp.	$202.55	40.1%
FTK	Flotek Industries Inc.	$211.67	44.0%
GIFI	Gulf Island Fabrication Inc.	$294.70	29.9%
ICOC	ICO Inc.	$128.73	69.4%
IFNY	Infinity Energy Resources Inc.	$95.32	67.0%
MWP	MarkWest Hydrocarbon Inc.	$235.48	32.0%
PDRT	MedXLink Corp.	$95.56	40.4%
MEK	Metretek Technologies Inc.	$176.09	50.0%
MIND	Mitcham Industries Inc.	$152.06	63.0%
NGS	Natural Gas Services Group Inc.	$156.98	44.0%
OMNI	OMNI Energy Services Corp.	$96.87	75.0%
OYOG	OYO Geospace Corp.	$351.97	55.0%
WG	Willbros Group Inc.	$490.73	45.4%
XNR	Xanser Corp.	$153.46	35.6%

			52.1%

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

33.	Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you maybe required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

The Staff’s comment is noted and the Company responds as follows:

Public Warrants

Upon completion of the proposed offering the Company’s warrant holders, who purchased units in the proposed public offering, may exercise their warrants (the “Public Warrants”) only for shares of the Company’s common stock. As noted in your comment, the Public Warrants and the shares of common stock issuable upon exercise of the Public Warrants will be registered at the time of effectiveness of the registration statement related to the proposed public offering. While there are no further registration requirements for the Public Warrants or the shares issuable upon exercise of the Public

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

Warrants, the Company will use its best efforts to maintain the effectiveness of the Registration Statement. In order to maintain the effectiveness of the Registration Statement, we will be required to prepare and file periodic reportings on Forms 10-Q and 10-K, among other things. In this regard, the Company is only required to use its best efforts to maintain the effectiveness of the Registration Statement. If a registration covering the shares issuable upon exercise is not effective at the time of exercise of the Public Warrants, the Company is not obligated to deliver any securities until such time as a registration statement is effective. In such event, the Company will continue to use its best efforts to cause such shares of common stock to become registered. There are no penalties for failure to deliver registered shares.

Thus, in accordance with paragraph 14 of EITF 00-19, the Public Warrants should be classified as a permanent equity instrument since there are no contractual circumstances under which the Company would be required to net cash settle.

Private Warrants

In the private placement of 3,076,923 warrants to occur immediately prior to the date of the prospectus, the Company will sell and issue warrants (the “Private Warrants”) to certain accredited investors. The Company will only be required to use its best efforts to cause a registration statement to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. Accordingly, the Company’s obligation is merely to use its best efforts in connection with a registration rights agreement entered into with the holders of the Private Warrants, and upon exercise of the Private Warrants, the Company will be able to satisfy its obligation by delivering unregistered shares of common stock.

Thus, in accordance with paragraph 14 of EITF 00-19, the Private Warrants should be classified as a permanent equity instrument because (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the Registration Right Agreement will permit the Company to settle by delivery of unregistered shares and, (c) the other conditions of EITF 00-19 are met.

Reference is made to revised disclosure on pages 22 and 55 and the revised Registration Rights Agreement filed as Exhibit 10.6.

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

Part H
Recent Sales of Unregistered Securities
34.	Please disclose the amount of warrants to be purchased by each individual.

The “Recent Sales of Unregistered Securities” has been revised in response to the Staff’s comment.
Undertakings
34.	Please provide the undertakings required by Item 512(a)(4) and Item 512(g) of Regulation S-B.

The Company has revised the Undertakings to include Item 512(a)(6) of Regulation S-K. The Company respectfully requests that it not be required to include Item 512(a)(5) as the Company will be relying on Rule 430A for this offering, thereby making this Undertaking inapplicable.
Exhibits
35.	Please file exhibit 10.7 in its entirety. We note the header Section 2.2 Piggyback Registration.

Exhibit 10.7 has been filed as an exhibit hereto.
*     *     *

LUSE GORMAN POMERENK & SCHICK
A Professional Corporation
Mr. John Reynolds
Assistant Director
June 19, 2006

     We trust the foregoing is responsive to the staff’s comments. Any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008.
Very truly yours,
/s/Alan Schick

cc:	Marshall T. Reynolds, Chairman of the Board
and Chief Executive Officer
Marc P. Levy, Esq.